July 13, 2007

Michael Hoffman, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY  10036

      Re:     BlackRock Alternative Energy and Resource Trust
                 File Nos. 333-143800 and 811-22082

Dear Mr. Hoffman:

On June 15, 2007, you filed a registration statement on Form N-2 for common shares of the BlackRock Alternative Energy and Resource Trust ("Trust"). We have reviewed the filing.  Our comments are set forth below.  The captions and page numbers we use below correspond to those the Trust uses in its registration statement.

**<u>Prospectus</u>**

**Cover Page**

1.      Rule 35d-1 under the Investment Company Act provides that a fund with a name suggesting a focus on a particular type of investment must have a policy to invest at least 80% of its assets in the type of investment suggested by the fund's name.  In our view the Trust's name suggests that it invests in alternative energy companies.  Accordingly, it must adopt a policy to invest at least 80% of its assets in alternative energy investments.  The cover page of the Prospectus states, however, that the Trust will invest at least 80% of its total assets in equity securities issued by companies that are engaged in one or more of the Alternative Energy, Water Resources and Agriculture business segments.  The policy, by including Water Resources and Agriculture business segments, seems overbroad.  Please either revise the Trust's investment policy to conform to Rule 35d-1 or explain to us why it is consistent with that rule.

2.      The third paragraph of the cover page describes the policies for determining the types of companies contained in each of the three business segments.  Those policies use terms such as "indirectly engaged" or "indirectly connected".  Since these terms indicate that the companies are not primarily engaged or connected to the business segment, it is inappropriate to include such companies in the business segment.  Please revise the policies for determining if a company is contained in one of the business segments to delete the term "indirectly".  Also, please make a similar revision to Investment Restriction (1) in the Statement of Additional Information.

3.      The second sentence of the third paragraph of the cover page discloses that the Trust considers the Alternative Energy business to include products, technologies and services connected to the efficient use of energy.  Since this definition seems broad enough to include efficient use of conventional energy forms (*e.g.*, coal, oil), which are not alternative energy forms, please either revise the disclosure so that it applies only to alternative energy forms or explain to us why the current definition is appropriate.  Also, disclose the criteria to be used to determine that a company is engaged in "energy enabling technology".

4.      The third sentence of the third paragraph of the cover page discloses that a company would be considered to be engaged in the Alternative Energy, Water Resource or Agriculture business segments if it meets any of the following criteria:

- The company concentrates its business activity on one or more of these business segments;
- The company has significant business activities in one or more of these business segments; or
- The company has a main business focus either upstream or downstream in the supply chain from one of these business segments.

Please disclose the criteria used to determine that a company (i) concentrates in a business segment; (ii) has significant activities in a business segment; or (iii) has a main business focus either upstream or downstream in the supply chain from one of these business segments.  Provide examples of types of companies satisfying these criteria.  Also, please explain to us how the criteria would result in identifying companies that are primarily or principally engaged in the Alternative Energy, Water Resource and Agriculture business segments rather than companies with limited involvement in those segments.

5.      Please make prominent (*e.g., bold*) the paragraph captioned "No Prior History".  *See* Item 1.1.i of Form N-2.

6.      Footnote (3) to the pricing table states that the Adviser will pay certain offering (and not organizational costs) of the Trust.  The footnote currently has a place for an estimate of the offering expenses to be incurred by the Trust.  Please also include in the footnote an estimate of the following:

- the size of the offering in dollars and shares;
- the total offering costs in dollars and costs per share;
- the offering costs expected to be paid by the Adviser in dollars and costs per share; and
- the offering costs expected to be paid by the Trust expressed in costs per share.

**Prospectus Summary — Investment Policies (Page 1)**

7.      The first paragraph of this section states that the Trust will invest primarily in equity securities issued by companies that are engaged in one or more of the Alternative Energy, Water Resources and Agriculture business segments.  Please describe the Trust's strategy for allocating its investments among these business segments.

8.      Please describe the Trust's strategy for selecting securities in each business segment identified.  For example, does the Trust focus on companies with strong fundamentals or are undervalued?  Does the Trust focus on companies that have increasing earnings or revenues?

**Over-the-Counter Option Risk (Page 6)**

9.      This section states that the Trust may write unlisted ("over-the-counter") options to a significant extent.  Please disclose the Trust's policy with respect to the credit rating of option counterparties.  Please inform us whether the Trust may engage in options transactions with counterparties that are affiliates of the Trust.

**Summary of Trust Expenses (Page 9)**

10.     Inasmuch as short selling is a principal investment strategy of the Trust, please confirm that the fee table will include an estimate of the expenses associated with dividends paid on sales of securities sold short.  *See* AICPA Audit and Accounting Guide: Investment Companies ¶ 7.43(j) (With Conforming Changes as of May 1, 2006).

**The Trust's Investments (Page 10)**

11.     The last sentence on page 10 states that the Trust may invest up to 20% of its total assets in equity and debt securities issued by companies that are not engaged in Alternative Energy, Water Resources or Agriculture business segments.  Please describe the Trust's strategy with respect to its investments in either equity or debt securities outside of these segments.  For example, with respect to debt, please specify the Trust's policies with respect to the quality and maturity of the debt.

**Risks — Business Segment Concentration Risk (Page 17)**

12.     This section describes in general terms the risks of concentrating in particular business segments but does not differentiate the risks of the Alternative Energy, Water Resources and Agriculture business segments. Please describe with greater specificity the risks of each of the business segments.

**Distributions (Page 25)**

13.     The second paragraph of this section states that the Trust may make distributions that would be treated as a "tax-free return of capital". "Return of capital" is a technical term that may not be commonly understood by the typical investor. Please revise the disclosure to provide a plain English explanation of the term "return of capital". *See* Rule 421(b) under the Securities Act of 1933. In addition, please disclose that, although return of capital distributions may not be taxable, such distributions may increase an investor's tax liability for capital gains upon sale of Trust shares. Finally, please add disclosure about the risks of distributions of returns of capital in the Trust's Risk section. Please summarize those risks in the Prospectus Summary.

**Statement of Additional Information**

**Investment Objective and Policies — Investment Restrictions (Page B-2)**

14.     Investment Restriction (1) provides that the Trust will not:

> invest 25% or more of the value of its total assets in any single industry (except that the Trust will invest at least 25% of its total assets in companies that are directly or indirectly engaged in ***one or more*** of the Alternative Energy, Water Resources and Agriculture business segments)[.] [Emphasis added.]

The language "one or more" suggests that at times the Trust may invest at least 25% of its total assets in one of the three business segments, and at other times may invest less than 25% of its assets of a particular segment. This investment restriction effectively reserves freedom of action to concentrate in one or more of the three business segments identified. The staff of the Division of Investment Management has generally considered freedom of action to concentrate in an industry or group of related industries to be prohibited by the Investment Company Act. *See* Investment Company Act Release No. 9011 (Oct. 30, 1975). Please revise the investment restriction to avoid reserving freedom of action to concentrate and to state a definite concentration policy (*e.g.*, the Fund will invest at least 25% of its total assets in each of the three business segments).

**General Comments**

15.     Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

16.     We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments,

on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

17.     If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the Securities Act, please identify the omitted information to us, preferably before filing the final pre-effective amendment.

18.     Please advise us if you have submitted or expect to submit exemptive applications or no-action requests in connection with your registration statement.

19.     Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

20.     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.  We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.


\* \* \* \* \*


If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6945.

Sincerely,

John M. Ganley
Senior Counsel